                                                                       Exhibit 3

(INDUSTRY CANADA LOGO)    Industrie Canada

CERTIFICATE OF AMENDMENT           CERTIFICAT DE MODIFICATION

CANADA BUSINESS CORPORATIONS ACT   LOI CANADIENNE SUR LES SOCIETES PAR ACTIONS

CANWEST GLOBAL COMMUNICATIONS CORP.                    273746-9

______________________________________________         _________________________________________
Name of corporation-Denomination de la societe         Corporation number-Numero de la societe

I hereby certify that the articles of the              Je certifie que les statuts de la societe
above-named corporation were amended:                  susmentionnee ont ete modifies:

a)   under section 13 of the Canada Business     [ ]   a)   en vertu de l'article 13 de la Loi
     Corporations Act in accordance with the                canadienne sur les societes par
     attached notice;                                       actions, conformement a l'avis
                                                            ci-joint;

b)   under section 27 of the Canada Business     [ ]   b)   en vertu de l'article 27 de la Loi
     Corporations Act as set out in the                     canadienne sur les societes par
     attached articles of amendment                         actions, tel qu'il est indique dans
     designating a series of shares;                        les clauses modificatrices
                                                            ci-jointes designant une serie
                                                            d'actions;

c)   under section 179 of the Canada Business    [X]   c)   en vertu de l'article 179 de la Loi
     Corporations Act as set out in the                     canadienne sur les societes par
     attached articles of amendment;                        actions, tel qu'il est indique dans
                                                            les clauses modificatrices
                                                            ci-jointes;

d)   under section 191 of the Canada Business    [ ]   d)   en vertu de l'article 191 de la Loi
     Corporations Act as set out in the                     canadienne sur les societes par
     attached articles of reorganization;                   actions, tel qu'il est indique dans
                                                            les clauses de reorganisation
                                                            ci-jointes;


/s/ Illegible                               APRIL 27, 2001 / LE 27 AVRIL 2001
-------------------------------------
Director - Directeur                    Date of Amendment - Date de modification

(CANADA LOGO)

INDUSTRY CANADA    Industrie Canada                FORM 4                  FORMULE 4
                                            ARTICLES OF AMENDMENT   CLAUSES MODIFICATRICES
Canada Business    Loi canadienne sur les    (SECTION 27 OR 177)     (ARTICLES 27 OU 177)
Corporations Act   societes par actions

1 - Name of corporation - Denomination de la societe   2 - Corporation No. - No de la socie

    CANWEST GLOBAL COMMUNICATIONS CORP.                    2737469

3 - The articles of the above-named corporation are    Les statuts de la societe mentionnee ci-dessus
    amended as follows:                                sont modifies de la faco suivante:

     The Articles of the above-named corporation are amended as follows:

     to create the second series of Preference Shares which shall consist of 21,783 shares, known as Series 2 Preference Shares which shall be designated as Special Shares (the "Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions attached hereto as Schedule "A" which is incorporated herein.

Date             Signature                TITLE - TITRE
----             ---------                -------------


APRIL 26, 2001   /s/ Illegible            ASSOCIATE GENERAL COUNSEL & ASSISTANT SECRETARY
                 ----------------------
                                          FOR DEPARTMENTAL USE ONLY - A L'USAGE DU
                                          MINISTERE SEULEMENT
                                          Filed-Deposee
                                          MAY - 3 2001

(CANADA LOGO)                                                     IC 3069 (2/96)

                                                                    "SCHEDULE A"

                        RIGHTS, PRIVILEGES, RESTRICTIONS
                         AND CONDITIONS ATTACHING TO THE
                                SPECIAL SHARES OF
                       CANWEST GLOBAL COMMUNICATIONS CORP.

SPECIAL SHARES

          The second series of Preference Shares of the Corporation shall consist of 21,783 Series 2 Preference Shares which shall be designated as Special Shares (the "SPECIAL SHARES") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.   DEFINED TERMS

          In these provisions:

1.1. "AFFILIATE" means any current or former affiliate, as that term is used in the Corporations Act (Manitoba).

1.2. "APPROPRIATE STOCK EXCHANGE" means, with respect to a particular class of shares on a particular date, the stock exchange in Canada or in the United States on which the highest volume of that class of shares was traded during the 20 consecutive trading days ending on the last trading day before that particular date.

1.3. "ASSUMED RATE" during any period means a rate equal to the average rate of 60 day Government of Canada Treasury Bill rates, rounded to the nearest 0.001% (with 0.0005% rounded up), where the average rate is calculated as the simple average of the rates for such bills quoted on the Reuters page "CDOS" on each day during that period.

1.4. "Business Day" means any day, other than Saturday, Sunday or any statutory holiday in the Province of Ontario or in the Province of Manitoba.

1.5. "CANADIAN GAAP" means generally accepted accounting principles as stated in the Handbook of the Canadian Institute of Chartered Accountants.

1.6. "CBL AMALCO" means CanWest Broadcasting (2001) Ltd., the corporation continuing as a result of the CBL Amalgamation.

1.7. "CBL AMALGAMATION" means the amalgamation of CanWest Broadcasting Ltd. and GlobalTNI Subco Inc. on May 1, 2001, to continue as CBL Amalco.

1.8. "CKVU" means the television broadcast business licensed by the Canadian Radio-television and Telecommunications Commission and operated under the call letters "CKVU".

1.9. "CKVU VALUE" means:

     1.9.1. if the Sale occurs on or prior to the Valuation Date, the Sale Proceeds of that Sale; or

     1.9.2. otherwise, an amount equal to the Fair Value of CKVU on the Valuation Date less the Inherent Tax Liability which would have been incurred by CBL Amalco or any of its Affiliates had a Sale occurred on the Valuation Date for cash proceeds equal to the Fair Value of CKVU on the Valuation Date and assuming that such hypothetical Sale had been effected by way of a sale of shares or assets (whichever is more tax efficient to the vendor).

1.10. "CORPORATION" means CanWest Global Communications Corp.

1.11. "CURRENT MARKET PRICE" of a particular class of shares of the Corporation on any particular date means the average of the last reported sale prices (or, if none on any day, the mean between the closing bid and ask quotations on such day) of that class of shares on the Appropriate Stock Exchange during the 20 consecutive trading days ending on the last trading day before the particular date, taking into account any consolidations, reclassifications or sub-divisions of that class of shares during that period. If the class of shares of the Corporation is not listed and posted for trading on any stock exchange, the Current Market Price of that class of shares shall be determined by the board of directors of the Corporation, which determination shall be conclusive. For these purposes, "trading day" means a day on which the Appropriate Stock Exchange is open for business and the particular class of shares of the Corporation may be traded on that exchange on that day.

1.12. "DISTRIBUTION AMOUNT" means the amount of any dividends or other distributions (other than stock dividends) paid to the shareholders of CBL Amalco from the date the Special Shares were first issued to the Valuation Date, together with an amount equal to the interest which would have been earned on any amount so distributed if it had been invested during the period from the date of its distribution to the Valuation Date at a rate of interest equal to the Assumed Rate during that period.

1.13. "EFFECTIVE DATE" means the effective date of the conversion and/or redemption as set out in the relevant Election Notice or, if no Election Notice is required in connection with a particular conversion, the effective date of the conversion as determined in accordance with these share conditions.

1.14. "ELECTION NOTICE" has the meaning attributed to that term in section 5.2

1.15. "FAIR VALUE" means the fair value determined in accordance with section
4.1 hereof.

1.16. "HOLDER'S NOTICE" has the meaning attributed to that term in section 7.5.

1.17. "INDEPENDENT VALUATOR" means a valuator selected by the Corporation who would qualify as an independent valuator for the purposes of Rule 61-501 of the Ontario Securities Commission, as such Rule is in effect on the date the Special Shares are first issued.

1.18. "INHERENT TAX LIABILITY" of a vendor in respect of a particular Sale means the liability for Taxes that would result from the Sale if the income or gain from the Sale and the Taxes in respect of such Sale were computed for income tax purposes without reference to any loss, cost, deduction, credit or other attribute for income tax purposes of any kind whatever except, as applicable in computing such income, gain or Taxes: (a) losses, costs, deductions, credits and other attributes for income tax purposes from the operation of CKVU; and (b) an amount of adjusted cost base for income tax purposes not exceeding the adjusted cost base for income tax purposes to CanWest Television Inc. of its shares of CKVU Sub Inc. at the time of the CBL Amalgamation plus the amount of any investments made in CKVU out of Residual Assets and less the amount of any withdrawals made from CKVU which are included in computing Residual Assets where such amounts are taken into account in computing such adjusted cost base for income tax purposes.

1.19. "LIQUIDATION EVENT" means, where proceedings are being taken for a bankruptcy, insolvency, liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the earlier of:

     (a) the date on which the proceedings are first authorized by the Corporation; or

     (b) if the proceedings are being taken by any Person other than the Corporation, the date which is the earlier of:

          (i) the 60th day after the proceedings are commenced by that Person, unless the proceedings are stayed or being actively contested by the Corporation on that date; and

          (ii) if the proceedings are stayed and are being actively contested on that 60th day, the date on which the proceedings are no longer stayed or being actively contested by the Corporation.

1.20. "OUTSIDE DATE" means the date which is the earlier of: (i) the date which is 12 months following the Trigger Date; and (ii) the business day immediately prior to the date on which a Liquidation Event occurs.

1.21. "PERSON" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

1.22. "PRAIRIE STATIONS" means the aggregate of the television broadcast business licensed by the Canadian Radio-television and Telecommunications Corporation and operated under the call letters CKND-TV (Winnipeg), CFRE-TV (Regina) and CFSK-TV (Saskatoon).

1.23. "PRAIRIES VALUE" means one times the aggregate annual revenues (other than extraordinary items) of the Prairie Stations, and excluding interest income from intercompany advances or investments of assets included in the Residual Assets, for the 12 months ending on the last day of the calendar month ending on or immediately before the relevant Valuation Date calculated in accordance with Canadian GAAP on a basis consistent with prior periods.

1.24. "REDEEMED SHARES" has the meaning attributed to that term in section 6.1.

1.25. "REDEMPTION PRICE" means, at any time, 29.33% of the aggregate of: (i) the CKVU Value, the Prairies Value and the Residual Asset Value; plus (ii) the Distribution Amount; plus (iii) an amount equal to the interest which would have been earned on the amount referred to in (i) if it had been invested during the period from the Valuation Date until that time at a rate of interest equal to the Assumed Rate during that period, divided by the aggregate number of Special Shares outstanding on the date the Special Shares were first issued.

1.26. "RELATED TRANSACTION" means any transaction pursuant to which CBL Amalco directly or indirectly sells, transfers or otherwise disposes of substantially all of its interest in CKVU to a party which is not a Third Party (other than in connection with an ultimate Sale to a Third Party).

1.27. "RESIDUAL ASSETS" means the consolidated identifiable assets (including, for certainty, cash) less liabilities of CBL Amalco and its subsidiaries, excluding (i) assets used exclusively in, and liabilities relating exclusively to, the operation of the Prairie Stations; (ii) assets and liabilities which are included in the CKVU Value, either because they are directly or indirectly sold or assumed as part of the Sale or because they are included in the assets and liabilities of CKVU for purposes of the determination of the Fair Value of CKVU used as the CKVU Value pursuant to section 1.9.2.; and (iii) assets acquired by CBL Amalco or its subsidiaries after the date of the CBL Amalgamation by way of an amalgamation, merger or other transaction which does not involve the payment of consideration from the then-existing Residual Assets.

1.28. "RESIDUAL ASSET VALUE" means the Fair Value of the Residual Assets on the Valuation Date.

1.29. "SALE" means any transaction (other than, for greater certainty, a Related Transaction) pursuant to which CBL Amalco or an Affiliate directly or indirectly sells, transfers or otherwise disposes of substantially all of its interest in CKVU to a Third Party.

1.30. "SALE PROCEEDS" of a particular sale means the proceeds of the Sale determined in accordance with section 4.2.

1.31. "SPECIAL SHARES" has the meaning attributed to that term in the recitals hereof.

1.32. "SUBJECT SHARES" has the meaning attributed to that term in section 7.1.

1.33. "TAXES" means all taxes, levies, assessments, reassessments and other charges together with all related penalties, interest and fines, payable to any domestic or foreign government (federal, provincial, municipal or otherwise) or to any regulatory authority, agency, commission or board of any domestic or foreign government, or imposed by any court or any other law, regulation or rulemaking entity having jurisdiction in the relevant circumstances.

1.34. "THIRD PARTY" means a party acting at arm's length (within the meaning of the Income Tax Act (Canada)) with the Corporation.

1.35. "TRIGGER DATE" means the earlier of: (i) the date on which the Sale Proceeds are conclusively determined in accordance with section 4.2.; and (ii) the date on which the Fair Value is determined in accordance with section 4.1.

1.36. "VALUATION DATE" means the earlier of: (i) the date on which the Sale is completed; (ii) the first anniversary of the date the Special Shares were first issued; (iii) the business day immediately prior to the date on which a Liquidation Event occurs; and (iv) the date on which a Related Transaction is completed.

2.   DIVIDENDS

2.1. NO ENTITLEMENT TO DIVIDENDS

     The holders of the Special Shares shall not be entitled to any dividends.

3.   VOTING AND DISSENT RIGHTS

3.1. NO VOTING RIGHTS

          Except as required by law, the holders of the Special Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

3.2. LIMITATION ON CLASS VOTES

          The holders of the Special Shares shall not be entitled to vote separately as a class or series, and shall not be entitled to dissent, upon a proposal to amend the articles of the Corporation to:

     3.2.1. increase any maximum number of authorized shares of a class or series of a class having rights or privileges equal or superior to the Special Shares; or

     3.2.2. create a new class or series of a class of shares equal or superior to the Special Shares.

4.   FAIR VALUE AND SALE PROCEEDS

4.1. DETERMINATION OF FAIR VALUE

     4.1.1. The Fair Value of any property, assets or business for purposes of these share conditions shall be determined by an Independent Valuator.

     4.1.2. As soon as reasonably possible following the Valuation Date, the Corporation shall retain an Independent Valuator to determine the Fair Value of the Residual Assets, if any, and, if required, the Fair Value of CKVU, in each case on the Valuation Date.

     4.1.3. In determining the Fair Value of any property, assets or business, the Independent Valuator shall be instructed to conduct the valuation based on the factual circumstances existing on the Valuation Date and otherwise on the assumptions, and using methodology, which the Independent Valuator determines in his or her sole discretion would be applied by a court in fixing fair value for the purposes of the dissent and appraisal provisions of the Corporations Act (Manitoba).

4.2. DETERMINATION OF SALE PROCEEDS

          The Sale Proceeds of a Sale shall equal the aggregate of:

     4.2.1. the cash proceeds of the Sale received by the vendor upon the completion of the Sale; and

     4.2.2. the Fair Value of any non-cash consideration or deferred consideration received by the vendor in connection with the Sale;

after taking into account all purchase price adjustments and any other adjustments arising from the Sale, minus the aggregate of:

     4.2.3. all reasonable costs and expenses incurred the vendor and its Affiliates in connection with the Sale, including any investment banking fees and commissions incurred as a result of the Sale; and

     4.2.4. the Inherent Tax Liability of the vendor (whether or not paid at the time the Sale Proceeds are determined) incurred as a result of the Sale.

As soon as reasonably possible following the Valuation Date, the value of the consideration, any adjustments and any other amounts referred to in this section
4.2 shall be as reasonably determined by the board of the Corporation, which determination shall be conclusive.

5.   ELECTION BY CORPORATION TO CONVERT AND/OR REDEEM

5.1. ALL SPECIAL SHARES TO BE CONVERTED OR REDEEMED CONCURRENTLY

          On, or at any time following, the Trigger Date but prior to the Outside Date, the Corporation may, by giving the Election Notice as hereinafter provided, elect to either (a) redeem all of the Special Shares on the Effective Date as provided in these share conditions; (b) convert all of the Special Shares on the Effective Date as provided in these share conditions; or (c) redeem some Special Shares and convert the remaining Special Shares outstanding on the Effective Date as provided in these share conditions, such that all of the outstanding Special Shares are redeemed or converted on the Effective Date.

5.2. ELECTION NOTICE

          In order to effect the election referred to in section 5.1., the Corporation shall, at least 5 Business Days before the Effective Date, send by prepaid first class mail or deliver to each person who at the date of mailing or delivery is a holder of Special Shares a notice in writing of the intention of the Corporation to convert and/or redeem the Special Shares (the "ELECTION NOTICE"). The Election Notice shall be mailed or delivered to each holder of Special Shares at the last address of such holder as it appears on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then to the last address of such holder known to the Corporation. Accidental failure or omission to give the Election Notice to one or more holders shall not affect the validity of any redemption or conversion, but if such failure or omission is discovered, an Election Notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. The Election Notice shall set out (i) the aggregate number of Redeemed Shares and Subject Shares, as applicable; (ii) the number of Redeemed Shares and Subject Shares, as applicable, held by the person to whom it is addressed; (iii) if the Corporation has elected to redeem some or all of the Special Shares, the Redemption Price and the manner in which it was calculated; (iv) if the Corporation has elected to convert some or all of the Special Shares, (a) the Redemption Price on which the conversion will be based,
(b) the estimated number of Subordinate Voting Shares issuable upon conversion of each Subject Share based on the Current Market Price of the Subordinate Voting Shares on the date of the Election Notice, (c) the right of holders of Special Shares to deliver a Holder's Notice electing to convert all or part of the Subject Shares into Non-Voting Shares in accordance with section 7.5 of these share conditions, and (d) the estimated number of Non-Voting Shares issuable upon conversion of each Subject Share based on the Current Market Price of the Non-Voting Shares on the date of the Election Notice; (v) the Effective Date (which shall not be later than the Outside Date); and (vi) the place or places in Canada at which holders of Special Shares may present and surrender the certificate or certificates representing the Special Shares for redemption and/or conversion.

5.3. PRO RATA CONVERSION AND REDEMPTION

          If there is more than one holder of Special Shares and the Corporation has delivered an Election Notice specifying that some of the Special Shares will be redeemed on the Effective Date, the number of each such holder's Special Shares to be included in the Redeemed Shares shall equal the total number of Special Shares held by that holder multiplied by the fraction that the aggregate number of Redeemed Shares represents of the aggregate number of Special Shares held by all holders. The remaining Special Shares will be converted as provided herein on the Effective Date.

6.   REDEMPTION

6.1. REDEMPTION OF SPECIAL SHARES AT THE OPTION OF THE CORPORATION

          The Special Shares shall not be redeemable effective on a date prior to the Trigger Date. Effective on or after the Trigger Date but prior to the Outside Date, and subject to the provisions of this Article 6 and of Article 5 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Special Shares, the Corporation may, at its option and upon giving the Election Notice as herein provided, redeem the Special Shares specified for redemption in the Election Notice (the "REDEEMED SHARES") on payment for each Redeemed Share of cash in an amount equal to the Redemption Price at that time.

6.2. METHOD OF REDEMPTION

          On and after the Effective Date, the Corporation shall pay or cause to be paid to or to the order of the holders of the Redeemed Shares the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places in Canada specified in the Election Notice, of the certificate or certificates representing the Redeemed Shares. Payment in respect of Redeemed Shares shall be made by cheque payable to the respective holders thereof in lawful money of Canada at any branch in Canada of the Corporation's bankers.

          The Corporation shall have the right, at any time after the mailing or delivery of an Election Notice specifying its intention to redeem Special Shares, to deposit the Redemption Price of the Redeemed Shares so called for redemption, or of such of the Redeemed Shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, in a separate account in any chartered bank or trust company in Canada named in the redemption notice or in a subsequent notice in writing to the holders of the Redeemed Shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of the Redeemed Shares upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the Effective Date, whichever is the later, the Redeemed Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving the Redemption Price of their respective Redeemed Shares upon presentation and surrender of the certificate or certificates representing such shares. Any interest allowed on any such deposit shall belong to the holder.

          From and after the Effective Date, the Redeemed Shares shall cease to be entitled to any participation in any distribution of the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates representing such shares in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys and accrued interest held on deposit in a separate account as provided for above) for a period of six years from the Effective Date shall be forfeited to the Corporation.

7.   CONVERSION

7.1. CONVERSION OF SPECIAL SHARES AT THE OPTION OF THE CORPORATION

          The Corporation may, at its option and upon giving an Election Notice as herein provided, effective at any time after the Trigger Date but prior to the Outside Date, and subject to the provisions of this Article 7 and of Article 5, convert the Special Shares specified for conversion in the Election Notice (the "SUBJECT SHARES") into Subordinate Voting Shares and/or Non-Voting Shares in accordance with the terms of this Article 7.

7.2. AUTOMATIC CONVERSION ON THE OUTSIDE DATE

          If, on or prior to the Outside Date, all of the Special Shares have not been converted or redeemed by the Corporation, all of the Special Shares will be deemed to be converted into Subordinate Voting Shares as provided in section 7.3 effective on the Outside Date. All conversions of Special Shares pursuant to this section 7.2 shall be carried out in accordance with the procedures described in this Article 7.

7.3. CONVERSION RATIO

          Each Special Share shall be convertible into such number of Subordinate Voting Shares which is equal to the Redemption Price divided by the Current Market Price of the Subordinate Voting Shares on the Effective Date. Notwithstanding the foregoing, each holder of Special Shares to be converted may elect to convert all or part of the Subject Shares into Non-Voting Shares in accordance with section 7.5, and each Subject Share so elected in the Holder's Notice shall be convertible into such number of Non-Voting Shares which is equal to the Redemption Price divided by the Current Market Price of the Non-Voting Shares on the Effective Date.

7.4. NO FRACTIONAL SHARES

          No fractional Subordinate Voting Shares or Non-Voting Shares or script representing fractional Subordinate Voting Shares or Non-Voting Shares shall be issued upon any conversion of the Subject Shares. If the conversion of Subject Shares held by a shareholder results in a fraction, an amount equal to such fraction multiplied by the Current Market Price of the Subordinate Voting Shares or Non-Voting Shares, as applicable, on the Effective Date shall be paid to the holder of Subject Shares in cash by the Corporation.

          If a cash adjustment is to be paid under this section 7.4, the mailing from the Corporation's registered office or the principal office of the registrar of the Subordinate Voting Shares or Non-Voting Shares of the Corporation to the holder shall be deemed to be payment of the cash adjustment resulting from such fractional interest unless the cheque is not paid upon due presentation. Cash adjustments that are represented by a cheque that has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which the same became payable will be forfeited to the Corporation.

7.5. HOLDER'S NOTICE

          Each holder of Subject Shares may, upon notice to the Corporation (the "HOLDER'S NOTICE") no later than the Business Day prior to the Effective Date (which for greater certainty, in the case of an automatic conversion of Special Shares pursuant to section 7.2., shall be the Business Day prior to the Outside
Date) elect to convert all or part of the Subject Shares specified in the Election Notice into Non-Voting Shares. The Holder's Notice, if delivered, must specify the number of Subject Shares in respect of which the holder thereof elects to receive Non-Voting Shares in lieu thereof.

7.6. CONVERSION OF SUBJECT SHARES

          On the Effective Date, and whether or not the certificate(s) representing the Subject Shares and the Holder's Notice have been delivered by the holder, the Subject Shares shall be converted into such number of Subordinate Voting Shares as provided in the Election

Notice (or such number of Non-Voting Shares, or a combination thereof, as specified in the Holder's Notice).

7.7. CERTIFICATES

          On any conversion of Subject Shares, the certificate or certificates representing the Non-Voting Shares or Subordinate Voting Shares resulting therefrom shall be issued at the expense of the Corporation in the name of the holder of the Subject Shares converted or in such name or names as such holder may direct in writing, provided that such holder shall pay any applicable security transfer taxes.

8.   LIQUIDATION, DISSOLUTION OR WINDING-UP

8.1. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Special Shares shall not be entitled to share in any distribution of the property or assets of the Corporation.

9.   INTERPRETATION

9.1. In the event that any date on which any payment on the Special Shares is due, or on or by which any other action is required to be taken by the Corporation or the holders of Special Shares hereunder, is not a business day, then such payment shall be due, or such other action shall be required to be taken, on or by the next succeeding date that is a business day.